 Filed Pursuant to Rule 424(b)(3)
Registration No. 333-171461

QUEPASA CORPORATION

PROSPECTUS

1,233,483 Shares of Common Stock

This prospectus relates to the sale of up to 1,083,483 shares of our common stock and 150,000 shares of common stock issuable upon exercise of warrants at $4.50 per share which may be offered by the selling shareholders identified in this prospectus.  We will not receive any proceeds from the sales of shares of our common stock by the selling shareholders named on page 10.  We will, however, receive proceeds in connection with the exercise of the warrants referred to above.

Our common stock trades on the NYSE Amex under the symbol “QPSA”.  As of February 15, 2011, the closing price of our common stock was $11.58 per share.

The common stock offered in this prospectus involves a high degree of risk.  See “Risk Factors” beginning on page 2 of this prospectus to read about factors you should consider before buying shares of our common stock.

No underwriter or other person has been engaged to facilitate the sale of shares of our common stock in this offering.  The selling shareholders may be deemed underwriters of the shares of our common stock that they are offering within the meaning of the Securities Act of 1933.  We will bear all costs, expenses and fees in connection with the registration of these shares.

The selling shareholders are offering these shares of common stock. The selling shareholders may sell all or a portion of these shares from time to time in market transactions through any market on which our common stock is then traded, in negotiated transactions or otherwise, and at prices and on terms that will be determined by the then prevailing market price or at negotiated prices directly or through a broker or brokers, who may act as agent or as principal or by a combination of such methods of sale. The selling shareholders will receive all proceeds from the sale of the common stock. For additional information on the methods of sale, you should refer to the section entitled “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2011

i

ii

You should rely only on information contained in this prospectus.  We have not authorized anyone to provide you with information that is different from that contained in this prospectus.  The selling shareholders are not offering to sell or seeking offers to buy shares of common stock in jurisdictions where offers and sales are not permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.  We are responsible for updating this prospectus to ensure that all material information is included and will update this prospectus to the extent required by law.

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus.  You should read the entire prospectus carefully including the section entitled “Risk Factors” before making an investment decision.  Quepasa Corporation, is referred to throughout this prospectus as “Quepasa,” “we,” “our” or “us.”  When we refer to “DSM”, we mean distributed social media as described in the “Business” section of this prospectus.

Our Company

Quepasa Corporation, through its website Quepasa.com, is one of the fastest growing online social communities for young Latinos.  Quepasa.com provides users with access to an expansive, multilingual menu of resources that promote social interaction, information sharing, and other topics of importance to Latino users and is dedicated to empowering young Latinos with the most entertaining online social community.

Corporate Information

We are a Nevada corporation.  Our principal executive offices are located at 324 Datura Street, Suite 114, West Palm Beach, Florida 33401.  Our phone number is (561) 366-1249 and our corporate website can be found at www.quepascorp.com.  The information on our website is not incorporated into this prospectus.

THE OFFERING

Common stock outstanding prior to the offering:	15,368,780 shares

Common stock offered by the selling shareholders:	1,233,483 shares (1)

Common stock outstanding immediately following the offering:	15,518,780 shares

Use of proceeds:
We will not receive any proceeds from the sale of the shares of common stock by the selling shareholders but will receive proceeds from the exercise of the warrants if the warrants are exercised, which proceeds will be used for working capital purposes.

Risk Factors:	See “Risk Factors” beginning on page 2 of this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Stock Symbol:	NYSE Amex: QPSA

(1) Except for the shares underlying the warrants, the shares offered under this prospectus have already been issued and are outstanding.

The number of shares of common stock to be outstanding after this offering excludes:

●	a total of 7,612,649 shares of common stock issuable upon the exercise of outstanding stock options;
●	a total of 910,249 shares of common stock reserved for future issuance under our 2006 Stock Incentive Plan, or the Plan;
●	shares of common stock issuable upon conversion of our outstanding Series A Preferred Stock, or Series A; and
●	a total of 4,350,000 shares of common stock issuable upon the exercise of warrants.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This prospectus including the incorporated documents contains forward-looking statements.  All statements other than statements of historical facts, including statements regarding our future financial position, liquidity, business strategy and plans and objectives of management for future operations, are forward-looking statements.  The words “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “could,” “target,” “potential,” “is likely,” “will,” “expect” and similar expressions, as they relate to us, are intended to identify forward-looking statements.  We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

The results anticipated by any or all of these forward-looking statements might not occur. Important factors, uncertainties and risks that may cause actual results to differ materially from these forward-looking statements are contained in the risk factors that follow and elsewhere in this prospectus and the incorporated documents. We undertake no obligation to publicly update or revise any forward-looking statements, whether as the result of new information, future events or otherwise. For more information regarding some of the ongoing risks and uncertainties of our business, see the risk factors that follow and or that are disclosed in our incorporated documents.

RISK FACTORS

Investing in our common stock involves a high degree of risk.  You should carefully consider the following risk factors before deciding whether to invest in Quepasa. If any of the events discussed in the risk factors below occur, our business, consolidated financial condition, results of operations or prospects could be materially and adversely affected.  In such case, the value and marketability of the common stock could decline.

Risk Factors Relating to Our Company

Because we face significant competition from other social networks and companies with greater resources, we may not be able to compete effectively.

We face formidable competition from other companies that seek to connect young Latinos online.  Our primary competitors are other companies providing portal and online community services, especially to the Spanish and Portuguese language Internet users, such as Facebook, Yahoo!Español,  MySpace Latino, America Online Latin America, StarMedia, Hi5, Orkut, Batanga, Terra.com and UOL.com.  All of these companies have a more established reputation, longer operating histories and more established relationships with users.  They can use their experience and resources against us in a variety of competitive ways, including developing ways to attract and maintain users.  Yahoo and America Online also may have a greater ability to attract and retain users than we do because they operate Internet portals with a broad range of content and products and services.

If our members do not interact with each other or our viral marketing strategy fails, our ability to attract new members will suffer and our revenue will decrease.

Part of our success is dependent upon our social networking members interacting with our website and contributing to our viral advertising platform (DSM).  If our DSM platform is unsuccessful and our members do not spread our advertisers’ messages throughout the Internet, our operating results will suffer.

The majority of our members do not visit our website frequently and spend a limited amount of time when they visit.  If we are unable to encourage our members to interact more frequently and to increase the amount of user generated content they provide, our ability to attract new users to our website and our financial results will suffer.

If we are unable to expand the number of users to our website and generate sufficient revenue, your investment may be jeopardized.

In order to operate our website profitably, we must attract sufficient users, including users who regularly visit our website.  In addition, we must generate revenue from these users.  To date, we have identified two primary revenue sources – social games and advertising, which includes DSM.  To date, the only material revenue came from DSM in 2010 as well as website development for a customer.  We must continue to generate material revenue from DSM and expand our other revenue sources.  If we unable to attract sufficient users and increase our revenue, we will not generate sufficient revenue and your investment may be jeopardized.

If we are unable to expand and monetize our social gaming portfolio, our future results of operations may be adversely affected.

Quepasa believes that social games will be an extremely important part of its business model and its ability to generate significant revenue.  We are relying upon a combination of acquiring content from third parties and a possible acquisition of a social games developer.  If we fail to expand our offering of social games, if our members do not play the games on a regular basis or if we do not receive sufficient revenue from gaming on our website, our future results of operations will be materially and adversely affected.

If we fail to enhance our existing services and products or develop and introduce new features in a timely manner to meet changing customer requirements, our ability to grow our business will suffer.

Our social network depends in part on rapidly changing technologies, which will impact our capacity to attract new users. The widespread adoption of new Internet, networking, streaming media, or telecommunications technologies or other technological changes could require us to incur substantial expenditures to modify or adapt our operating practices or infrastructure. Our future success will depend in large part upon our ability to:

●	identify and respond to emerging technological trends in the market;
●	develop content that attracts and allows us to retain large numbers of users;
●	enhance our products by adding innovative features that differentiate our products and services from those of our competitors;
●	acquire and license leading technologies; and
●	respond effectively to new technological changes or new product and services announcements by others.

We will not be competitive unless we continually introduce new services and content or enhancements to existing services and content that meet evolving industry standards and user needs.

If we cannot address technological change in our industry in a timely fashion and develop new products and services, our future results of operations may be adversely affected.

The Internet and electronic commerce industries are characterized by:

●	rapidly changing technology;
●	evolving industry standards and practices that could render our website and proprietary technology obsolete;
●	changes in Latino consumer tastes and demands; and
●	frequent introductions of new services or products that embody new technologies.

Our future performance will depend, in part, on our ability to develop, license or acquire leading technologies and program formats, enhance our existing services and respond to technological advances and consumer tastes and emerging industry standards and practices on a timely and cost-effective basis. Developing website and other proprietary technology involves significant technical and business risks. We also cannot assure you that we will be able to successfully use new technologies or adapt our website and proprietary technology to emerging industry standards. We may not be able to remain competitive or sustain growth if we do not adapt to changing market conditions or customer requirements.

Because we have international operations, we are exposed to foreign currency risks.

Quepasa conducts business in countries outside of the United States and expects to generate most of its revenue outside of the United States, which exposes us to fluctuations in foreign currency exchange rates. We may enter into short-term forward exchange or option contracts to hedge this risk; nevertheless, volatile foreign currency exchange rates increase our risk related to products purchased in a currency other than the currencies in which our revenue is generated.  The realization of this risk could have a significant adverse effect on our financial results.  There can be no assurance that these and other factors will not have an adverse effect on our business.

Because we are pursuing a strategy of seeking to commercialize our services internationally, we are subject to risks frequently associated with international operations, and we may sustain large losses if we cannot deal with these risks.

Our business model is aimed at Spanish and Portuguese speaking persons who live primarily outside the United States as well as Latinos living in the United States. We also maintain material operations in Mexico.  Because of the diverse number of countries including Mexico and those located in Central and South America, we will be required to focus our business on unique local cultural differences which vary from country to country. If we are able to successfully develop international markets, we would be subject to a number of risks besides currency fluctuations, including:

●	Changes in laws or regulations resulting in more burdensome governmental controls, regulation of the Internet, privacy protection, or restrictions;
●	Being able to attract users from countries with different local cultures;
●	Political and economic instability;
●	Extended payment terms beyond those customarily offered in the United States;
●	Difficulties in managing sales representatives and employees outside the United States; and
●	Potentially adverse tax consequences.

If we cannot manage these risks, we may sustain large losses.

If we are unable to implement payment gateways to our users, our results of operations will be adversely affected.

We conduct our business in countries outside the United States and depend on payment gateways that are not as well developed as those in the United States where most people have Visa, MasterCard or bank debit cards to use in paying for virtual goods and our services.  User of our social network in the countries we operate, outside of the United States, do not always have access to credit cards and other “typical” payment methods  our United States members have such as debit cards.  If we are unable to implement payment gateways that provide end-users of our social network the ability to easily pay for services and related game transactions, our future results will be adversely affected. Additionally, our inability to collect and receive payments from these other sources will have an adverse effect on our business and results of operations.

Because most of our technical operations are in Mexico, we are subject to social instability risks which could materially adversely affect our business and our results of operations.

Because a material portion of our activities are conducted in Hermosillo, Mexico, our business is exposed to the risk of crime that is currently taking place in certain areas in Mexico.  Recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect our ability to carry on business safely.  Although Hermosillo has not been affected by these criminal activities, if it were to spread to Hermosillo it could affect our ability to do business there and our business could be adversely affected.

If our acquisition strategy is unsuccessful or if we are unable to integrate future acquisitions our business will be materially and adversely affected.

We plan to make acquisitions of social gaming intellectual property.  Our success will depend in part on the ability of Quepasa to manage the integration of future acquisitions.  Integrating businesses poses a variety of challenges, which we must meet.

The process of integrating any future acquired business may be disruptive to our business and may cause an interruption of, or a loss of momentum in, our business as a result of the following factors, among others:

●	Our members may cease visiting Quepasa.com if they find our website is no longer interesting or fun;
●	Loss of key employees;
●	Possible inconsistencies in standards, controls, procedures and policies among the combined companies and the need to implement company-wide financial, accounting, information and other systems;
●	Failure to maintain the quality of services that the companies have historically provided; and
●	The diversion of management’s attention from our day-to-day business as a result of the need to deal with any disruptions and difficulties and the need to add management resources to do so.

These disruptions and difficulties, if they occur, may cause us to fail to realize the cost savings, revenue enhancements and other benefits that we currently expect to result from that integration and may cause material adverse short and long-term effects on our operating results and financial condition. If we are not able to integrate the businesses, our future results of operations may reflect declining revenue growth and reduced profitability.

Even if we are able to integrate the operations of acquired businesses into our operations, we may not realize the full benefits that we anticipate. If we achieve the expected benefits, they may not be achieved within the anticipated time frame. Also, the cost savings and other synergies from these acquisitions may be offset by costs incurred in integrating the companies, increases in other expenses, operating losses or problems in the business unrelated to these acquisitions.

If government regulation of the Internet increases, it may adversely affect our business and operating results.

We may be subject to additional operating restrictions and regulations in the future. Due to the rapid growth and widespread use of the Internet, national and local governments are enacting and considering various laws and regulations relating to the Internet. Very recently in the United States, the Federal Communication Commission has issued proposed rules to regulate the Internet. Companies engaging in online search, commerce and related businesses face uncertainty related to future government regulation of the Internet. Sometimes, new laws and regulations while designed to protect consumers have unintended consequences. Furthermore, the application of existing laws and regulations to Internet companies remains somewhat unclear. Our business and operating results may be negatively affected by new laws, and such existing or new regulations may expose us to substantial compliance costs and liabilities and may impede the growth in use of the Internet. Internationally, we may also be subject to domestic laws regulating our activities in foreign countries and to foreign laws and regulations that are inconsistent from country to country. Political factors may cause governments to restrict Internet Social Networking usage as has occurred in non-Latino countries. Other countries, including Venezuela, may begin to restrict the usage of Internet Social Networks.  We may incur substantial liabilities for expenses necessary to comply with these laws and regulations or penalties for any failure to comply.

With respect to the subject matter of each of these laws, courts may apply these laws in unintended and unexpected ways.  As a company that provides services over the Internet, we may be subject to an action brought under any of these or future laws governing online services. We may also be subject to costs and liabilities with respect to privacy issues.   Further, it is anticipated that new legislation may be adopted by federal and state governments with respect to user privacy.  Additionally, foreign governments may pass laws which could negatively impact our business or may prosecute us for our products and services based upon existing laws.  The restrictions imposed by and cost of complying with, current and possible future laws and regulations related to our business could harm our business and operating results.

If a regulatory authority were to conclude that skill-based games are subject to compliance with their rules or regulations, the cost of compliance could materially adversely affect our results of operations.

The gaming industry is subject to extensive government regulation.  If a regulator were to conclude that skill-based gaming is subject to their rules or regulations, it could preclude us from providing access to local residents, require us to obtain licenses, or otherwise restrict our business. The cost of compliance with such requirements could be significant and our future results of operations could be adversely affected.

If there are changes in regulations or user concerns regarding privacy and protection of user data, or we fail to comply with such laws, it could adversely affect our business.

Federal and state laws and regulations govern the collection, use, retention, sharing and security of data that we receive from and about our users. We have posted on our website our own privacy policies and practices concerning the collection, use, and disclosure of user data. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any data-related consent orders, Federal Trade Commission requirements or orders, or other federal or state privacy or consumer protection-related laws, regulations or industry self-regulatory principles could result in proceedings or actions against us by governmental entities or others, which could potentially have an adverse effect on our business.

Further, failure or perceived failure by us to comply with our policies, applicable requirements, or industry self-regulatory principles related to the collection, use, sharing or security of personal information, or other privacy or data protection-related matters could result in a loss of user confidence in us, damage to the Quepasa brand, and ultimately in a loss of users, and advertising partners, or which could adversely affect our business.

In addition, various federal and state legislative or regulatory bodies may enact new or additional laws and regulations concerning data privacy and retention issues which could adversely impact our business. The interpretation and application of privacy, data protection and data retention laws and regulations are currently unsettled in the U.S. and internationally. These laws may be interpreted and applied inconsistently from country to country and inconsistently with our current data protection policies and practices. Complying with these varying international requirements could cause us to incur substantial costs or require us to change our business practices in a manner adverse to our business.

If technologies are developed that block our email invitations to join Quepasa, we may be unable to obtain additional memberships.

We send mass emails for our members to invite their friends to join our social network. We believe that our business will continue to rely on this method for attracting users in the foreseeable future. Unsuccessful email delivery could impact our ability to monetize our products. As a result, any email or ad-blocking technology could, in the future, adversely affect our business.

Because of the global economic instability, our business could be harmed in a number of ways.

Although there are indications that the global economic downturn may be abating, a number of European countries have continued to have economic issues including problems related to their indebtedness. There can be no assurance that it will continue to stabilize or that it will improve. There could be additional global economic instability or another downturn. Such an environment creates several risks relating to our results of operations and prospects. We may experience decreased demand for our service and pressure to reduce our cost of operations. We may find that advertisers will reduce Internet advertising which would reduce our future revenue.  The benefits from cost reductions may take longer to fully realize and may not fully mitigate the impact of the reduced demand.  Deterioration in the financial and credit markets heightens the risk of customer delay in payment.  These events may result in a number of adverse effects upon us including reducing online access, failure to spend money on our games and a loss of advertising revenue.

We face competition from traditional media companies, and we may not be included in the advertising budgets of large advertisers, which could harm our operating results.

In addition to Internet companies, we face competition from companies that offer traditional media advertising opportunities. Most large advertisers have set advertising budgets, a portion of which is allocated to Internet advertising. We expect that large advertisers will continue to increase their advertising efforts on the Internet. If we fail to convince these companies to spend a portion of their advertising budgets on social media, our operating results would be harmed.

If we fail to retain our key personnel, we may not be able to achieve our anticipated level of growth and our business could suffer.

Our future depends, in part, on our ability to attract and retain key personnel and the continued contributions of our executive officers and key employees, each of whom may be difficult to replace. In particular, John Abbott, Chief Executive Officer, Michael Matte, Chief Financial Officer and Louis Bardov, Chief Technology Officer, are important to the management of our business and operations and the development of our strategic direction. The loss of the services of Messrs. Abbott, Matte or Bardov and the process to replace any key personnel would involve significant time and expense and may significantly delay or prevent the achievement of our business objectives.

If we cannot manage our growth effectively and expand our technology, we may not become profitable.

Businesses which grow rapidly often have difficulty managing their growth. Because of our rapid growth, we need to expand our technology and data centers and our management by recruiting and employing experienced executives and key employees capable of providing the necessary support.  We cannot assure you that our management will be able to manage our growth effectively or successfully and expand our technology and capacity as needed. Our failure to meet these challenges could cause us to lose money, traffic and user growth and your investment could be lost.

Interruption, failure of our information technology and communications systems or our inability to scale our systems could hurt our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

The availability of our services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems or our inability to scale our systems could result in interruptions in our service, which could reduce our revenue, and damage our brand. Our systems are vulnerable to damage or interruption from terrorist attacks, floods, fires, power loss, telecommunications failures, hurricanes, computer viruses, computer denial of service attacks or other attempts to harm our systems. Our data centers are subject to break-ins, sabotage and intentional acts of vandalism, and to potential disruptions if the operators of these facilities have financial difficulties. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons, or other unanticipated problems at our data centers could result in lengthy interruptions in our service.

Our headquarters and some of our operating locations are located in areas prone to natural disasters such as floods, hurricanes, tornadoes, or earthquakes. Adverse weather conditions, major electrical failures or other natural disasters in these major metropolitan areas may disrupt our business should our ability to host our site be impacted by such an event. Additionally, we operate in multiple geographic markets, several of which may be susceptible to acts of war and terrorism. Our business could be adversely affected should its facilities be impacted by such events.

If we are unable to protect our intellectual property rights, we may be unable to compete with competitors developing similar technologies.

Our success and ability to compete are often dependent upon internally developed software technology that we developed for our Quepasa.com website. While we rely on copyright, trade secret and trademark law to protect our technology, we believe that factors such as the technological and creative skills of our personnel, new service developments, frequent enhancements or our services and reliable maintenance are more essential to establishing a technology leadership position. There can be no assurance that others will not develop technologies that are similar or superior to our technology. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our technology, making it more difficult for us to compete.

If we are subject to intellectual property infringement claims, it could cause us to incur significant expenses, pay substantial damages and prevent service delivery.

Third parties may claim that our products or services infringe or violate their intellectual property rights. Any such claims could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages and prevent us from using licensed technology that may be fundamental to our business service delivery. Even if we were to prevail, any litigation regarding its intellectual property could be costly and time-consuming and divert the attention of our management and key personnel from our business operations. We may also be obligated to indemnify our business partners in any such litigation, which could further exhaust our resources. Furthermore, as a result of an intellectual property challenge, we may be prevented from providing some of our services unless we enter into royalty, license or other agreements. We may not be able to obtain such agreements at all or on terms acceptable to us, and as a result, we may be precluded from offering some of our products and services.

If there are changes in income tax or other regulatory legislation, our business may be adversely affected.

If new legislation is enacted with minimal advance notice, or when new interpretations or applications of existing laws are made, we may need to implement changes in our policies or operations.

Quepasa makes plans for its operations based upon existing laws and anticipated future changes in the law. We are susceptible to unanticipated changes in legislation.  Such changes in legislation, both domestic and international, may have a significant adverse effect on our business.

If there are changes in accounting rules, our results of operations could be adversely affected.

Quepasa prepares its consolidated financial statements in conformity with accounting principles generally accepted in the U.S. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, the Public Company Accounting Oversight Board, the Securities and Exchange Commission, the American Institute of Certified Public Accountants and various other bodies formed to interpret and create appropriate accounting policies. A change in these policies or a new interpretation of an existing policy could have a significant effect on our reported results or changes in presentation or disclosure, and may affect our reporting of transactions before a change is adopted, which in turn could have a significant adverse effect on our results of operations.

If there is new tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our marketing services and our financial results.

Due to the global nature of the Internet, it is possible that governments might attempt to tax our activities.  As the recession placed budgetary pressures on governments, it is possible that they may seek to tax all Internet sales including game usage and sale of virtual currency.  New or revised tax regulations may subject us to additional sales, income and other taxes. We cannot predict the effect of current attempts to impose sales, income or other taxes on commerce over the Internet. New or revised taxes and, in particular, sales taxes, would likely increase the cost of doing business online, reduce Internet sales and decrease the attractiveness of advertising over the Internet. Any of these events could have an adverse effect on our business and results of operations.

Risks Relating to Our Common Stock

Because our stock price may be volatile due to factors beyond our control, you may lose all or part of your investment.

Our operating results have been in the past, and in the future are likely to be, subject to quarterly and annual fluctuations as a result of numerous factors, including:

●	changes in the growth rate of our members,
●	changes in the usage of Quepasa.com by our members,
●	independent reports relating to the metrics of our website, including the number of visitors,
●	our failure to generate increases in revenue,
●	our failure to achieve or maintain profitability,
●	actual or anticipated variations in our quarterly results of operations,
●	announcements by us or our competitors of significant contracts, new services, acquisitions, commercial relationships, joint ventures or capital commitments,
●	the loss of significant business relationships,
●	changes in market valuations of similar companies,
●	the loss of major advertisers,
●	future acquisitions,
●	the departure of key personnel,
●	short selling activities, or
●	regulatory developments.

In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been instituted. A securities class action suit against us could result in substantial costs and divert our management’s time and attention, which would otherwise be used to benefit our business.

We may issue preferred stock without the approval of our shareholders, which could make it more difficult for a third party to acquire us and could depress our stock price.

Our Board may issue, without a vote of our shareholders, one or more additional series of preferred stock that have more than one vote per share.  This could permit our Board to issue preferred stock to investors who support our management and give effective control of our business to our management. Additionally, issuance of preferred stock could block an acquisition resulting in both a drop in our stock price and a decline in interest of our common stock. This could make it more difficult for shareholders to sell their common stock. This could also cause the market price of our common stock shares to drop significantly, even if our business is performing well.

Because almost all of our outstanding shares are freely tradable, sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

As of February 7, 2011, we had 15,368,780 shares of common stock outstanding of which our directors and executive officers beneficially own approximately 1,300,000 which are subject to the limitations of Rule 144 under the Securities Act. Most of the remaining outstanding shares, including a substantial amount of shares issuable upon the exercise of warrants and options are and will be freely tradable.

In general, Rule 144 provides that any non-affiliate of Quepasa, who has held restricted common stock for at least six-months, is entitled to sell their restricted stock freely, provided that we stay current in our SEC filings.  After two years, a non-affiliate may sell without any restrictions, even if we fail to stay current in our SEC filings.

An affiliate of ours may sell after six months with the following restrictions:

(i)	we are current in our filings,
(ii)	certain manner of sale provisions,
(iii)	filing of Form 144, and
(iv)
volume limitations limiting the sale of shares within any three-month period to a number of shares that does not exceed the 1% of the total number of outstanding shares, or the average weekly trading volume during the four calendar weeks preceding the filing of a notice of sale.

Because almost all of our outstanding shares are freely tradable beginning on the date of this prospectus and a number of shares held by our affiliates may be freely sold (subject to Rule 144 limitation), sales of these shares could cause the market price of our common stock to drop significantly, even if our business is performing well.

 USE OF PROCEEDS

We are registering 1,083,483 shares of common stock pursuant to the registration rights granted to selling shareholders in connection with a registration rights agreement with the selling shareholders.  These selling shareholders will receive all of the net proceeds from the sale of the shares of our common stock offered for resale by them under this prospectus.

We are also registering 150,000 shares of common stock underlying warrants issued to a certain selling shareholder.   Any net proceeds received upon the exercise of warrants will be used for working capital purposes.

SELLING SHAREHOLDERS

The following table provides information about each selling shareholder listing how many shares of our common stock they own on the date of this prospectus, how many shares are offered for sale by this prospectus, and the number and percentage of outstanding shares each selling shareholder will own after the offering assuming all shares covered by this prospectus are sold.  Except as disclosed in this prospectus, none of the selling shareholders have had any position, office, or material relationship with us or our affiliates within the past three years. The information concerning beneficial ownership has been taken from our stock transfer records and information provided by the selling shareholders.  Information concerning the selling shareholders may change from time to time, and any changed information will be set forth if and when required in prospectus supplements or other appropriate forms permitted to be used by the SEC.

We do not know when or in what amounts a selling shareholder may offer shares for sale. The selling shareholders may not sell any or all of the shares offered by this prospectus. Because the selling shareholders may offer all or some of the shares, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling shareholders after completion of the offering.  However, for purposes of this table, we have assumed that, after completion of the offering, all of the shares covered by this prospectus will be sold by the selling shareholder.

Unless otherwise indicated, the selling shareholders have sole voting and investment power with respect to their shares of common stock.  All of the information contained in the table below is based upon information provided to us by the selling shareholders, and we have not independently verified this information.  The selling shareholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which it provided the information regarding the shares beneficially owned, all or a portion of the shares beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933 or the Securities Act.

In the Prospectus dated January 6, 2011, we registered 1,753,329 shares of common stock (not including the shares issuable upon exercise of the warrants).  The number of shares offered by this Prospectus has been reduced as the result of sales by some selling shareholders.

The number of shares outstanding and the percentages of beneficial ownership are based on 15,368,780 shares of our common stock issued and outstanding as of February 7, 2011.  For the purposes of the following table, the number of shares common stock beneficially owned has been determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, or the Exchange Act, and such information is not necessarily indicative of beneficial ownership for any other purpose.  Under Rule 13d-3, beneficial ownership includes any shares as to which a selling shareholder has sole or shared voting power or investment power and also any shares which that selling stockholder has the right to acquire within 60 days of the date of this prospectus through the exercise of any stock option, warrant or other rights.

Name (1)	Number of securities beneficially owned before offering	Number of securities to be offered	Number of securities owned after offering	Percentage of securities beneficially owned after offering

ALB Private Investments LLC (2)	30,000	30,000	0	*
Anthony B. Low-Beer	50,000	50,000	0	*
Christopher G. Thunen	4,000	4,000	0	*
Cynthia A. Kohn	20,000	20,000	0	*
David N. Low Jr. and Dominique G. Lahaussois	6,000	6,000	0	*
Douglas Thunen	6,000	6,000	0	*
Eric Chez and Bryan Pitstick, TR - UA-07-22-08	10,000	10,000	0	*
Iroquois Master Fund Ltd. (3)	33,333	33,333	0	*
John F. Kohn	15,000	15,000	0	*
John R. Low-Beer	1,000	1,000	0	*
Kazazian Capital Master Fund, L.P. (4)	26,819	26,819	0	*
Kenneth Steven Pope	28,333	13,333	15,000	*
Kevin James Flick	113,333	33,333	80,000	*
Kevin McCormack	3,000	3,000	0	*
Maida Chicon	4,500	4,500	0	*
Malcolm Jozoff Trust, dated Jan. 15, 1999, as amended (5)	130,366	6,666	123,750	*
Mark Green	666	666	0	*
Mechele Plotkin	2,000	2,000	0	*
Mexicans & Americans Trading Together, Inc. (6)	3,333,333	333,333	3,000,000	17.3%
Mireille Gousseland	8,000	8,000	0	*
Phylis M. Esposito	40,000	40,000	0	*
Rovida Strategic Investments Company Ltd. (7)	527,700	400,000	127,700	*
Ryan McCormack	3,000	3,000	0	*
Sander A. Flaum	8,000	8,000	0	*
Sheila Low-Beer	1,500	1,500	0	*
Susan Nakada	4,000	4,000	0	*
The Thunen Family Trust, dtd 10/04/05 (8)	20,000	20,000	0	*
Liolios Group, Inc. (9)	150,000	150,000	0	*
______________
*	Less than 1%.

(1)
For all of the selling shareholders who are not natural persons, the investment managers, general partners, trustees or principals named in the footnotes below have the sole voting and dispositive power over the shares held by the selling shareholders.

(2)	Mr. Francis A. Mlynarczyk, Jr. is the investment manager of the selling shareholder.

(3)
Iroquois Capital Management L.L.C., or Iroquois Capital, is the investment manager of the selling shareholder. As managing members of Iroquois Capital, Messrs. Joshua Silverman and Richard Abbe have voting and dispositive power over shares held by Iroquois Capital. Messrs. Silverman and Abbe disclaim any beneficial ownership of these shares.

(4)	Mr. Kirk Kazazian is the portfolio manager of the selling shareholder.

(5)	Mr. Malcolm Jozoff, a director of Quepasa, is the trustee of the selling shareholder. Includes 46,000 vested stock options.

(6)
The selling shareholder, which directly owns the securities, is a wholly-owned subsidiary of Altos Hornos de Mexico, S.A.B. de C.V., or AHMSA. Mr. Alonso Ancira, a director of Quepasa, is the Chairman of the Boards of Directors of the selling shareholder and AHMSA. Includes 2,000,000 shares issuable upon the exercise of warrants.

(7)	The London & Amsterdam Trust Company Limited is the trustee of the selling shareholder.

(8)	Mr. Garret G. Thunen and Mrs. Carol Thunen are the trustees of the selling shareholder.

(9)	Liolios Group, Inc. is a financial public relations firm. Mr. J. Scott Liolios has voting and investment power over these shares. Represents warrants exercisable at $4.50 per share.

DESCRIPTION OF SECURITIES

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share.  The holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholders, including the election of directors.  There is no cumulative voting in the election of directors.  The holders of common stock are entitled to any dividends that may be declared by the Board out of funds legally available for payment of dividends subject to the prior rights of holders of preferred stock and any contractual restrictions we have against the payment of dividends on common stock.  In the event of our liquidation or dissolution, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock.  Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities and there are no redemption provisions applicable to our common stock.

Common Stock Warrants

In accordance with a Financial Public Relations Agreement between Quepasa and Liolios Group, Inc., or Liolios, dated as of September 9, 2010, we granted warrants exercisable at $4.50 per share to Liolios of which 165,000 have vested.  Of these warrants, 150,000 shares of common stock underlying the warrants are being registered under this prospectus and have vested, and 15,000 shares were issued upon exercise of warrants and have been sold. The warrants may be exercised until September 9, 2013.

Anti-takeover Provisions

Our authorized but unissued shares of common and preferred stock are available for future issuance without shareholder approval.  These additional shares may be used for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans.  The existence of authorized but unissued shares could hinder or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

The issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could be used to discourage an unsolicited acquisition proposal. For instance, the issuance of a series of preferred stock might impede a business combination by including class voting rights that would enable a holder to block such a transaction. In addition, under certain circumstances, the issuance of preferred stock could adversely affect the voting power of holders of our common stock.  Although our Board is required to make any determination to issue preferred stock based on its judgment as to the best interests of our stockholders, our Board could act in a manner that would discourage an acquisition attempt or other transaction that some, or a majority, of our shareholders might believe to be in their best interests or in which such shareholders might receive a premium for their stock over the then market price of such stock. Our Board presently does not intend to seek shareholder approval prior to the issuance of currently authorized stock, unless otherwise required by law or applicable stock exchange rules.

Some features of the Nevada Revised Statutes or the Nevada Statutes, our Articles of Incorporation and our Bylaws, which are further described below, may have the effect of deterring third parties from making takeover bids for control of our company or may be used to hinder or delay a takeover bid. This would decrease the chance that our shareholders would realize a premium over market price for their shares of common stock as a result of a takeover bid.

Staggered Board

Under our Articles, only a portion of our directors are elected each year.  A director that is elected to our Board serves for a period of three years.  This will make it difficult for someone to obtain control of Quepasa because even if that shareholder acquires all or a majority of our shares of common stock, they will not gain immediate control of a majority of the Board because members must first serve their terms.  It would take two or more annual meetings to gain control of our Board.

No Shareholder Action by Written Consent

Our Articles and our Bylaws do not provide for action by our shareholders by written consent without a meeting.

Special Shareholder Meetings

Under our Articles and our Bylaws, only the Chairperson of our Board, our President and our Chief Executive Officer may call a special meeting of shareholders and a majority of our Board may request a special meeting to be called.

Requirements for Advance Notification of Shareholder Nominations and Proposals

Our Bylaws establish advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors.

Anti-takeover Effects of Nevada Law

We are subject to the Nevada Combination with Interested Stockholders Statute, which is an anti-takeover law. In general, the statute prohibits a publicly-held Nevada corporation from engaging in a business combination with an interested shareholder for a period of three years following the date that the person became an interested shareholder, unless the business combination or the transaction in which the person became an interested shareholder is approved in a prescribed manner.  Generally, a business combination includes a merger or consolidation with an interested shareholder, or any sale, lease, exchange, mortgage, pledge, transfer or other disposition, in one transaction or a series of transactions with an interested shareholder having (i) the direct or indirect beneficial owner of 10% or more of outstanding voting stock of a Nevada corporation; or (ii) an affiliate or associate of a Nevada corporation who, at any time within three years, was the direct or indirect owner of 10% or more the corporation’s outstanding voting stock.  An interested shareholder cannot engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested shareholder.  Our Articles and Bylaws do not exempt Quepasa from this statute.

The Nevada Statutes contain a provision governing the acquisition of a controlling interest (20% or more of the outstanding voting shares) of a Nevada corporation.  The Nevada Statutes provide that a person or entity acquires “control shares” whenever it acquires shares that, but for the operation of the statute, would bring its voting power within any of the following three ranges: (i) 20 to 33 1/3%, (ii) 33 1/3 to 50%, or (iii) more than 50%.  Any such acquirer may be denied voting rights with respect to the “control shares”, unless a majority of the disinterested shareholders of the corporation elects to restore such voting rights in whole or in part.  Our Articles and Bylaws do not exempt our common stock from this statute.

The provisions of the control share statute may discourage companies or persons interested in acquiring a significant interest in or control of Quepasa, regardless of whether such acquisition may be in the best interest of our shareholders.

These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management.

Dividends

We have not paid dividends on our common stock since inception and do not plan to pay dividends on our common stock in the foreseeable future.

Transfer Agent

We have appointed Action Stock Transfer, Inc., as our transfer agent.  Their contact information is: 7069 S. Highland Dr., Suite 300, Salt Lake City, UT 84121; phone number (801) 274-1088, facsimile (801) 274-1099.

PLAN OF DISTRIBUTION

We are registering the shares of our common stock covered by this prospectus for the selling shareholders.  The selling shareholders and any of their respective pledgees, donees, assignees and other successors-in-interest may, from time to time, sell any or all of their shares of common stock on the Over the Counter Bulletin Board or any stock exchange, market or trading facility on which the shares are then traded or in private transactions.  These sales may be at fixed prices which may be changed, at market prices at the time of sale, at prices related to market prices or at negotiated prices.  The selling shareholders may use any one or more of the following methods when selling shares:

●	Ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

●	Block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

●	Purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

●	Privately negotiated transactions;

●	Short sales;

●	Broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share;

●	Writing of options on the shares;

●	A combination of any such methods of sale; and

●	Any other method permitted pursuant to applicable law.

The selling shareholders have agreed to sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. Except for the shares issuable upon the exercise of the warrants, Rule 144 will be available beginning June 21, 2011 if we are current in our SEC filings under the Exchange Act.

The selling shareholders may pledge their shares to their brokers under the margin provisions of customer agreements.  If a selling shareholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares.

The selling shareholders or their respective pledgees, donees, transferees or other successors in interest may also sell the shares directly to market makers acting as principals and/or broker-dealers acting as agents for themselves or their customers.  Such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling shareholders and/or the purchasers of shares for whom such broker-dealers may act as agents or to whom they sell as principal or both, which compensation as to a particular broker-dealer might be in excess of customary commissions.  Market makers and block purchasers purchasing the shares will do so for their own account and at their own risk.  It is possible that a selling shareholder will attempt to sell shares of common stock in block transactions to market makers or other purchasers at a price per share, which may be below the then market price.  The selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be “underwriters” as that term is defined under the Securities Act or the rules thereunder.  In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

The selling shareholders, alternatively, may sell all or any part of the shares offered in this prospectus through an underwriter.  No selling shareholder has entered into any agreement with a prospective underwriter and the selling shareholders have advised us that they have no plans to enter into any such agreement.

The selling shareholders and any other persons participating in the sale or distribution of the shares will be subject to applicable provisions of the Exchange Act and the rules thereunder, including Regulation M.  These provisions may restrict certain activities of, and limit the timing of purchases and sales of any of the shares by, the selling shareholders or any other such person.  Furthermore, under Regulation M, persons engaged in a distribution of securities are prohibited from simultaneously engaging in market making and certain other activities with respect to such securities for a specified period of time prior to the commencement of such distributions, subject to specified exceptions or exemptions.  All of these limitations may affect the marketability of the shares.

We have agreed to indemnify the selling shareholders including liabilities under the Securities Act or to contribute to payments the selling shareholders may be required to make in respect of such liabilities.  If the selling shareholders notify us that they have a material arrangement with a broker-dealer for the resale of the common stock, then we would be required to amend the registration statement of which this prospectus is a part, or file a prospectus supplement to describe the agreements between the selling shareholders and the broker-dealer.

We are paying all fees and expenses incident to the registration of the shares, excluding fees and disbursements of any counsel to the selling shareholders, brokerage commissions and underwriting discounts.

We have advised each selling shareholder that it may not use shares registered for public sale by this prospectus to cover short sales of our common stock made prior to the date we publicly disclosed the private placement.  The selling shareholders are responsible for complying with the applicable provisions of the Exchange Act and the rules thereunder including Regulation M in connection with their sales of shares of common stock under this prospectus.

LEGAL MATTERS

The validity of the securities offered hereby will be passed upon for us by Harris Cramer LLP, Palm Beach Gardens, Florida.  An attorney employed by this firm owns 10,000 shares of our common stock.

EXPERTS

The consolidated financial statements incorporated by reference in this prospectus and registration statement for the years ended December 31, 2010 and 2009 have been audited by Salberg & Company, P.A., an independent registered public accounting firm, as set forth in their reports incorporated by reference, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The documents listed below are incorporated by reference into this registration statement:

•
Our latest annual report on Form 10-K filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act which contains consolidated financial statements for our latest fiscal year for which a Form 10-K was required to be filed; and

•	All other reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act since the end of the fiscal year covered by the annual report referred to above;

•
The description of our common stock contained in the Registration Statement on Form S-1 filed on Form S-1, File No. 333-171461 including any amendments or reports filed for the purpose of updating such description; and

•
All documents subsequently filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act prior to the termination of the offering shall be deemed to be incorporated by reference into the prospectus.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the information that has been incorporated by reference n this prospectus but not delivered with the prospectus.

We are an Exchange Act reporting company and are required to file periodic reports on Form 10-K and 10-Q and current reports on Form 8-K.   You may read and copy all or any portion of the registration statement or any other information, which we file at the SEC’s public reference room at 100 F Street, N.E., Washington, DC 20549, Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room.  Also, the SEC maintains an internet site that contains reports, proxy and information statements, and other information that we file electronically with the SEC, including the registration statement.  The website address is www.sec.gov.

You may obtain a copy of any of our filings, at no cost, by writing or telephoning us at:

324 Datura Street, Ste. 114
West Palm Beach, Florida 33401
(561) 366-1249